New York Life Insurance Company 51 Madison Avenue New York, NY 10010
(212) 576-4958 E-Mail: trina_sandoval@newyorklife.com

Trina Sandoval Associate General Counsel

February 7, 2019

VIA E-MAIL AND EDGAR

David L. Orlic, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	New York Life Insurance and Annuity Corporation (“NYLIAC”)
Initial Registration Statement filed on Form N-4

NYLIAC Variable Annuity Separate Account-III, File Nos. 811-08904/333-228039
(New York Life Premier Variable Annuity – P Series)

Dear Mr. Orlic:

Thank you for your review of the above-referenced filings. We are providing responses to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) provided by letter that we received on December 26, 2018, in connection with the above-referenced registration statement (the “Registration Statement”) filed on October 29, 2018. For your convenience each of those comments is set forth below, followed by our response to the comment.

GENERAL

1.	Staff Comment:

Please fill in all blanks and bracketed information in the registration statement so that the staff may review it. Please also file all financial statements and exhibits.

Response: All blanks and bracketed language will be updated and all financial statements will be included in a subsequent pre-effective amendment.

DEFINITIONS – Page 3

2.	Staff Comment:

We note the definitions of Return of Premium Death Benefit and Step-up Death Benefit. Please describe these benefits in the body of the prospectus.

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Response:  Comment complied with. Descriptions of “Return of Premium Death Benefit” and “Step-up Death Benefit” have been included in the “Distributions Under the Policy—Death Before Annuity Commencement Date” section of the prospectus.

TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES - Page 6

3.	Staff Comment:

(a)	Please delete footnote 6 of this table, given that the Fidelity VIP Government Money Market Portfolio isn’t an Investment Division to which premium payments can be allocated under the policy.

Response:  Comment complied with.

(b)	Please also advise whether there will be a deduction for expenses during the Free Look period.

Response:  There will be a deduction for expenses during the Free Look period; however, if a California policyowner allocates their premium payments to the Fidelity VIP Government Money Market portfolio and cancels during the Free Look period, they will receive back the greater of their premium payment or Accumulation Value, as of the date their written request for cancellation is received in Good Order.

GUARANTEED MAXIMUM CHARGE EXAMPLES - Page 7

4.	Staff Comment:

Please advise why there is a row for “without IPR rider,” given that this rider is applicable to all contracts.

Response:  The row for “without IPR rider” has been deleted from the Guaranteed Maximum Charge Example.

CONDENSED FINANCIAL INFORMATION - Page 13

5.	Staff Comment:

Please confirm supplementally that condensed financial information has not been provided for any subaccount offered under the policies covered by this registration statement because no such subaccount has commenced operations as of the date of the prospectus. Alternatively, if any subaccount has been previously made available under any other policy offered through the same separate account (e.g., the other policy has the same underlying fund option and same total separate account expense), then please include in the prospectus the accumulation unit values and number of accumulation units outstanding for each such subaccount from the date of its inception (or for ten years, if less). See Form N-4, Item 4(a), Instruction 1.

Response:  Confirmed.

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THE PORTFOLIOS - Page 14

6.	Staff Comment:

(a)

In light of the fact that there is currently only one investment option offered under the policy, please revise the next to last paragraph on page 15 to state that an investor should consult with his/her registered representative to determine whether a policy that only offers one investment option is appropriate.

Response:  Comment complied with.

(b)	In the three following paragraphs, please remove all disclosure that does not pertain to the investment option offered under the policy.

Response: We respectfully note all three paragraphs are appropriate and have retained all disclosure.

ADDITIONS, DELETIONS, OR SUBSTITUTIONS OF INVESTMENTS - Page 16

7.	Staff Comment:

Given that there is currently only one Eligible Portfolio, please disclose that, notwithstanding the right to delete described under this heading, there will always be an Eligible Portfolio that is substantially similar in investment objectives, strategies and polices to the Fidelity VIP FundsManager® 60% – Investor Class.

Response:  We respectfully note that the Eligible Portfolio is unaffiliated with NYLIAC and may be offered as an investment option under variable insurance products offered by a variety of insurance companies. As the Staff knows, a mutual fund’s objectives, strategies and policies may be amended from time to time based on the recommendation of the fund’s investment manager, and consistent with the fund’s disclosures and organizational documents, subject to any required approvals of the fund’s board of directors/trustees and/or shareholders. Accordingly, such fund changes are beyond NYLIAC’s control. Of course, in connection with any fund substitutions, NYLIAC will abide by applicable legal requirements (including any Staff standards required for an order of approval pursuant to Section 26(c)).

YOUR RIGHT TO CANCEL (“FREE LOOK”) - Page 19

8.	Staff Comment:

Please explain the reference to “deductions noted above” appearing in the second paragraph under this heading. No deductions appear to be described.

Response:  The disclosure “and subject to the deductions noted above” has been deleted.

CALIFORNIA PURCHASER AGED 60 OR OLDER - Page 19

9.	Staff Comment:

Please revise disclosure in this section to state that, if premium payments are allocated to the Fidelity VIP Government Money Market Portfolio and the policy is cancelled during the Free Look period, NYLIAC will return the greater of premium payments or Accumulation Value.

Response:  Comment complied with.

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INVESTMENT PRESERVATION RIDER-P SERIES - Page 24

10.	Staff Comment:

In subsection (ii), please revise the first sentence so that it more clearly communicates the situation being described.

Response:  Comment complied with.

11.	Staff Comment:

Disclosure states that the IPR reset will take effect on the Rider Reset Effective Date, and, at such time, the Guaranteed Amount will be increased to equal the Accumulation Value on that date. Please disclose the valuation date, or, if the valuation date is the Rider Reset Effective Date, please use that defined term, rather than the phrase “that date.”

Response:  Comment complied with. The defined term “Rider Reset Effective Date” has replaced the disclosure “that date.”

12.	Staff Comment:

In the second full paragraph on page 25, please clarify the parenthetical regarding the possible application of surrender charges. Disclosure states that surrender charges will no longer be applied after 7 years, and the Holding Period is ten years.

Response:  The parenthetical regarding surrender charges has been deleted.

13.	Staff Comment:

(a)	We note the third full paragraph on page 25. Please disclose whether charges assessed for the IPR prior to the date of any partial withdrawal will be retroactively adjusted.

Response:  The IPR charge is assessed daily based on the current Accumulation Value. Accordingly, there are no retroactive adjustments to the IPR charge for additions or withdrawals.

(b)	Please also disclose that IPR charges cease as of date that the IPR is cancelled.

Response:  Disclosure has been added to indicate that an IPR charge will not be deducted after the IPR is cancelled.

RECORDS AND REPORTS - Page 27

14.	Staff Comment:

Please explain the legal basis for requiring contract owners to notify you of errors in confirmations and quarterly statements within 15 days. See FINRA NTM 06-72.

Response:  We appreciate the Staff’s comment. This disclosure has appeared in NYLIAC’s variable annuity and variable life insurance product prospectuses since 2001. The disclosure, which also appears on all confirmations, is designed to emphasize to policyowners the importance of promptly reviewing their

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statements and reporting any errors, and to ensure that any errors are corrected within a reasonable timeframe. In this regard, we believe that such notices are consistent with the intent of FINRA NTM 06-72, which requires that account statements include a notice advising customers to report errors promptly. We submit that 15 days is consistent with the meaning of prompt notice under the circumstances. We also note that it is common industry practice for prospectuses of mutual funds and variable insurance products to disclose that statement errors must be reported within a specified number of days.

INVESTMENT PRESERVATION RIDER – P SERIES CHARGE - Page 28

15.	Staff Comment:

(a)	Please confirm that the current IPR charge will not increase for policies issued pursuant to this registration statement, unless the contract owner elects to reset.

Response:  Confirmed. The current IPR charge will not increase for policies issued pursuant to this registration statement unless a policyowner elects an IPR Reset and, upon reset, a new IPR charge is in effect.

(b)	Also, it is unclear how the increase to the charge is determined in the event a contract owner elects a reset. Please specify. Revise the fee table as appropriate.

Response:  The disclosure cross references to the “Charges and Deductions—Other Charges—(b) Investment Preservation Rider-P Series Charge” section that states the IPR charge upon reset “…may be more or less than the charge currently in effect on your policy but will never exceed the stated guaranteed maximum.” Additionally, the disclosure states that in the event a policyowner is eligible for an IPR Reset, they will be notified in writing. Among other things, the notice sets out the IPR charge that will apply if the IPR Reset is elected.

(c)

Please also note that a maximum charge disclosed in the fee table should be the maximum guaranteed charge that can be imposed under the policy based on the current prospectus, and not the maximum charge that may be imposed in the future (i.e., a charge that would not apply to current purchasers or existing policy owners). Increases in charges that would apply only to future sales typically should be made in a future amendment to the registration statement. Please revise the IPR maximum charge as applicable.

Response:  The IPR current charge reflects the charge that will apply to policyowners who purchase off the current prospectus, and the IPR maximum charge reflects the maximum IPR charge that may apply to policyowners who purchase off the current prospectus in the event of an IPR Reset. Any changes to the applicable fees will be disclosed in accordance with applicable law and regulation as administered by the SEC and its staff.

FUND CHARGES - Page 29

16.	Staff Comment:

In the second paragraph in this section, please refer to the money market portfolio specifically.

Response:  This language is intended to disclose the possibility of liquidity or redemption fees that may be imposed by any Eligible Portfolio pursuant to Rule 2a-7 or Rule 22c-2 (including the Fidelity VIP FundsManager® 60% Portfolio). Accordingly, the existing language has been retained.

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DEATH BEFORE ANNUITY COMMENCEMENT - Page 31

17.	Staff Comment:

(a)

We note the last paragraph on page 31. Please revise the second and following sentences to more clearly describe the process when more than one Beneficiary is named. Disclosure initially states that each Beneficiary will receive a pro rata portion of the policy, and then proceeds to state that the “remaining balance” will be distributed to “other Beneficiaries.”

Response:  Comment complied with. The disclosure has been revised to more clearly describe the process when more than one Beneficiary is named.

(b)

Also, in the third sentence of this paragraph, please revise the phrase “remaining balance in the policy” to state “remaining balance in the Investment Division(s) in which the policy is invested on the date we receive proof of death....”

Response:  Comment complied with.

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We appreciate your review of our responses to your comments received on December 26, 2018. We intend to incorporate these revisions in the Registration Statement by means of a pre-effective amendment.

If you have any comments or questions, please feel free to contact me at (212) 576-4958 or Chip Lunde of Carlton Fields at (202) 965-8139.

Sincerely,

/s/ Trina Sandoval
Trina Sandoval
Associate General Counsel

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